UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2011

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.
(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

 (Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey
Zona de Carga
Carretera Miguel Alemán, Km. 24 s/n
66600 Apodaca, Nuevo León, Mexico

 (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA reports passenger traffic increase of 1.8% for the month of December and of 0.6% for the full year 2010

Monterrey, Mexico, January 12, 2011—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reports that terminal passenger traffic at its 13 airports increased 1.8% in December 2010, as compared to December 2009. Domestic traffic increased 0.5%, and international traffic increased 8.0%. For the full year 2010, terminal passenger traffic increased 0.6% to 11.6 million passengers, with domestic traffic decreasing 0.5% and international traffic increasing 6.7%.

For the full year 2010, the airports with the largest passenger traffic increases were Monterrey, up 180,517 or 3.5% passengers, and Chihuahua, up 82,958 or 11.1% passengers. Airlines other than the three airlines of Grupo Mexicana increased traffic by 749,767 passengers during 2010, while the suspension of operations in August 2010 of Grupo Mexicana resulted in a reduction of 680,367 passengers. Victor Bravo, the CEO of OMA, noted, “While 2010 continued to be a difficult year for the air transport industry, OMA recorded a slight increase in full year passenger traffic as compared to 2009. The recent trends give us a positive outlook for passenger traffic in 2011."

Of total December traffic, 96.2% was commercial aviation and 3.8% was general aviation. For the full year, the mix was 96.8% commercial aviation and 3.2% general aviation.

Total Passengers*
	Dec-09	Dec-10	Change %	Jan-Dec 2009	Jan-Dec 2010	Change %
Domestic	789,243	793,247	0.5	9,712,183	9,660,159	(0.5)
International	170,044	183,637	8.0	1,806,105	1,927,529	6.7
OMA Total	959,287	976,884	1.8	11,518,288	11,587,688	0.6
* Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

Domestic traffic increased in seven airports in December, with noteworthy increases at the Monterrey, Chihuahua, Zihuatanejo and Tampico airports. In Monterrey, traffic increased principally on the routes to Mexico City and Cancún. In Chihuahua, traffic grew principally on the routes to Mexico City and Guadalajara. In Zihuatanejo, traffic benefited from growth on the Toluca and Mexico City routes. In Tampico, traffic increased principally on the route to Monterrey. Domestic traffic decreased most in the airports of Acapulco, Mazatlán, Reynosa and Torreón, where the principal factor was the suspension of operations by Grupo Mexicana. In Acapulco, Reynosa and Torreón the largest reductions were on the Mexico City routes. In Mazatlán the route most affected was San José del Cabo.

For the full year 2010, domestic traffic increased at seven airports, with the most significant increases in Chihuahua and Monterrey. Traffic decreased most in Acapulco, Torreón, and Zihuatanejo.

International traffic increased in seven airports in December, most significantly at the Monterrey and San Luis Potosí airports. Monterrey increased traffic to Houston. San Luis traffic increased on the routes to Dallas and Houston. International traffic decreased most in Zacatecas and Mazatlán. Zacatecas was principally affected by the suspension of operations of Mexicana de Aviación that reduced traffic to Los Angeles. Mazatlán had lower traffic on the route to Phoenix.

For the full year 2010, international traffic also increased at seven airports, with the most significant increases in Monterrey, San Luis Potosí and Mazatlán. The largest reductions were in the Zihuatanejo and Acapulco airports.

The total number of flight operations (takeoffs and landings) in December increased 1.1% as compared to the prior year period. Domestic flights decreased 0.3% and international flights rose 10.5%. For the full year 2010, flight operations increased 5.5%, with domestic flights increasing 4.8% and international flights increasing 10.8%.

This press release may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA
Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates a hotel and commercial areas inside Terminal 2 of the Mexico City airport. OMA employs over 1,000 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2008. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, please visit us at:

·	Website: http://www.oma.aero

·	Twitter: http://twitter.com/OMAeropuertos

·	Facebook: http://www.facebook.com/pages/OMA/137924482889484

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
By:	/s/ José Luis Guerrero Cortés
José Luis Guerrero Cortés
Chief Financial Officer

Date: January 12, 2011